Semi-Annual period ended 9/30/06.
File number:  811-08565
Prudential Real Estate Securities Fund

SUB-ITEM 77D
Policies with Respect to Security Investment

Strategic Partners Real Estate Fund

Supplement dated July 24, 2006
to
Prospectus and Statement of Additional Information dated May 31, 2006

       The Board of Trustees of Strategic Partners Real Estate Fund (the Fund) recently approved the submission of three proposals to shareholders. Shareholders of the Fund will be asked to vote on the proposals at a meeting expected to occur on or about October 16, 2006. Information about the proposals is set out below.


Change of
Subadvisors

      The current subadvisors to the Fund are Wellington Management Company LLC (Wellington) and Principal Real Estate Investors LLC (Principal). Shareholders will be asked to approve a proposal to appoint Prudential Real Estate Investors (PREI(r)) as the Fund's subadvisor. If shareholders approve the proposal to replace the Fund's current subadvisors, the subadvisory agreements with each of Wellington and Principal will be terminated, and PREI will replace Wellington and Principal as the subadvisor to the Fund. It is anticipated that if shareholders approve the proposal, PREI will assume responsibility for the day-to-day management of the Fund's portfolio as soon as practicable following shareholder approval.

      PREI intends to manage the Fund's investments utilizing a global real estate strategy that will result in an increase in the amount of Fund assets that are invested in foreign securities. In order to support the strategy, a change in the Fund's investment objective is also proposed, as explained below.



Change in Fund's
Investment Objective

      Shareholders will be asked to approve a change in the Fund's investment objective. Currently, the Fund's investment objective is to seek high current income and long-term growth of capital. If approved by shareholders, the Fund's investment objective will be to seek capital appreciation and income.

      Changes in Fund Benchmark and Certain Investment Policies

      If shareholders approve the proposal to retain PREI as the Fund's new subadvisor, the Board has approved a change in the Fund's benchmark index as well as changes to certain of the investment strategies and policies followed by the Fund. These changes, which are further explained below, do not require shareholder approval.

      Currently, the benchmark index utilized by the Fund for purposes of performance comparison is the Wilshire REIT Index. The benchmark index utilized by the Fund will be changed to the S&P/Citigroup BMI World Property Index.

      Currently, the Fund may invest a maximum of 30% of its total assets in the securities of foreign real estate companies. This limitation will be removed, and the Fund will be permitted to invest in the securities of foreign real estate companies without limit, although the Fund intends to limit its investments in emerging market countries to no more than 25% of total assets.

   Currently, the Fund's Prospectus does not include a specific discussion or disclosure concerning the ability of the Fund to invest in exchange-traded funds (ETFs). The Prospectus will be amended to include disclosure explaining that the Fund may invest in ETFs and other investment companies subject to the limitations of the Investment Company Act of 1940.

      Currently, the Fund's Prospectus does not include a specific discussion or disclosure concerning the ability of the Fund to participate in the market for Initial Public Offerings (IPOs). The Prospectus will be amended to include disclosure explaining that the Fund may participate in the IPO market.

      Currently, the Fund's Prospectus does not include a specific discussion or disclosure concerning the ability of the Fund to utilize derivatives. The Fund's Prospectus will be amended to include disclosure explaining that the Fund may utilize various derivative instruments to try and improve the Fund's returns, including financial futures and related options, foreign currency forward contracts, swap transactions, swap options, and options on financial indexes.

       In order to reflect the appointment of PREI as the Fund's subadvisor and the changes in investment strategies and policies, if the proposal to retain PREI as the Fund's new subadvisor is approved, the Fund intends to change its name to Dryden Global Real Estate Fund.

       PREI is a business unit of Prudential Investment Management, Inc., which is an indirect, wholly-owned subsidiary of Prudential Financial, Inc. As of March 31, 2006, PREI had approximately $30.6 billion in global real estate gross assets under management. PREI's address is 8 Campus Drive, 4 th Floor, Parsippany, New Jersey 07054.

Increase in Fund Management Fee

       Shareholders will be asked to approve an increase in the management fee paid by the Fund to Prudential Investments LLC (PI), which serves as the Fund's investment manager pursuant to a management agreement between the Fund and PI. The management fee is paid out of Fund assets and is therefore borne by Fund shareholders. The fee increase has been proposed to reflect the increased costs that will be incurred by PI and PREI in managing the Fund's global investment strategy.

      Currently, the Fund pays a management fee of 0.75% of average daily net assets. If approved by shareholders, the Fund's management fee will increase to 0.90% of average daily net assets up to and including $1 billion of average daily net assets, and 0.85% on average daily net assets above $1 billion. If approved, the proposal to increase the Fund's management fee will be implemented only if shareholders also approve the proposal to replace the Fund's current subadvisors.